Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. ANNOUNCES FINAL RESULTS OF THE

EXCHANGE OFFER FOR THE OUTSTANDING 7.25% BONDS DUE 2017 ISSUED BY

GTL TRADE FINANCE INC. AND 7.00% BONDS DUE 2020 ISSUED BY GERDAU HOLDINGS INC.

Gerdau S.A. (“Gerdau”) hereby announces the final results of the Exchange Offer that commenced on April 10, 2014 and ended at 11:59 pm, New York time, on May 8, 2014 (the “Expiration Date”), whereby the 7.25% Bonds due 2017 (the “2017 Bonds”) issued by GTL Trade Finance Inc. (the “2017 Bonds Issuer”) and 7.00% Bonds due 2020 (the “2020 Bonds” and together with the 2017 Bonds, the “Old Bonds”) issued by Gerdau Holdings Inc. (the “2020 Bonds Issuer” and, together with the 2017 Bonds Issuer, the “Issuers”) held by Eligible Holders were offered to be exchanged for up to U.S.$1,250,000,000 aggregate principal amount of newly issued Senior Bonds due 2024 (the “New Bonds”) issued jointly and severally by the Issuers and guaranteed by Gerdau, Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. (the “Guarantors”) (the “Exchange Offer”). The Exchange Offer was conducted upon the terms and subject to the conditions set forth in a confidential offering memorandum dated April 10, 2014 (the “Offer to Exchange”) and related letter of transmittal.

The Exchange Offer resulted in US$410,753,000 aggregate principal amount of 2017 Bonds and US$611,397,000 aggregate principal amount of 2020 Bonds being validly tendered and accepted for exchange for New Bonds. These amounts include US$381,159,000 aggregate principal amount of 2017 Bonds and US$582,149,000 aggregate principal amount of 2020 Bonds that had been validly tendered on or prior to 5:00 p.m., New York City time, on April 24, 2014 (the “Early Participation Date”) and exchanged for New Bonds on April 29, 2014 (the “Early Participation Settlement Date”). The aggregate principal amount of Old Bonds exchanged represent approximately 37,2% of the total aggregate principal amount of Old Bonds outstanding at the commencement of the Exchange Offer.

In addition to the Old Bonds already accepted and exchanged for New Bonds on the Early Participation Date, the Issuers will accept all Old Bonds that were validly tendered after the Early Participation Date and expect that delivery of New Bonds and cash with respect to such validly tendered and accepted Old Bonds will occur on May 9, 2014 (the “Final Settlement Date”). Based on the Exchange Ratios and including the New Bonds already issued on the Early Participation Settlement Date, the Issuers expect to issue approximately US$1,165,629,000 aggregate principal amount of New Bonds pursuant to the Exchange Offer.

On the Final Settlement Date, Eligible Holders of Old Bonds that were validly tendered after the Early Participation Settlement Date and accepted will receive the Total Exchange Price and also a cash payment equal to the amounts due in lieu of fractional amounts of New Bonds and the accrued and unpaid interest on such Old Bonds up to, but not including, the Final Settlement Date. Interest payable on the Old Bonds up to but not including the Final Settlement Date will be reduced by the interest accrued on the New Bonds up to but not including the Final Settlement Date.

The Total Exchange Price for the 2017 Bonds is US$1,153.07; the Total Exchange Price for the 2020 Bonds is US$1,132.23. For each US$1,000 principal amount of Old Bonds tendered and accepted for exchange by the Issuers, the principal amount of New Bonds to be issued will be equal to the Exchange Ratio multiplied by US$1,000. The “Exchange Ratio” means the ratio determined by dividing the Total Exchange Price by US$1,000.

The New Bonds bear interest at a rate of 5.893% per annum, which is equal to the sum of (i) the bid-side yield on the 2.750% U.S. Treasury Note due February, 2024 as of the Pricing Time (based on the bid-side price indicated on the Bloomberg Government Pricing Monitor Page PX1 as of the Pricing Time), and (ii) 3.20% (320 basis points). Interest will accrue from, and including, the Early Participation Settlement Date (as herein defined) and will mature on April 29, 2024.

The Exchange Offer was solicited only from holders of Old Bonds: (a) who are “qualified institutional buyers,” or “QIBs,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); and (b) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act and who are eligible to participate in the Exchange Offer pursuant to the securities laws of the jurisdiction in which they are located. Only holders of Old Bonds who completed and returned an eligibility certification, whom we refer to as “Eligible Holders,” were authorized to receive and review the Offering Memorandum and to participate in the Exchange Offer.   Any offer or sale of the New Bonds in any member state of the European Economic Area which has implemented the Prospectus Directive (as herein defined) must be addressed to qualified investors (as defined in the Prospectus Directive).

The Exchange Offer and the New Bonds have not been registered, and will not be registered, under the Securities Act, or the securities laws of any other jurisdiction. The New Bonds were not offered within the United States or to, or for the account or benefit of, U.S. persons, except to Eligible Holders in compliance with Rule 144A or Regulation S under the Securities Act, as applicable.

The Exchange Offer and the New Bonds have not been, and will not be, registered with the Brazilian Comissão de Valores Mobiliários (CVM). The New Bonds were not offered or sold in Brazil, except in circumstances that did not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The New Bonds have not been and will not be issued nor placed, distributed, offered or negotiated in Brazil.

The Exchange Offer was not made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Rio de Janeiro, May 9, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Director